Exhibit 99.9.2

TERMS OF REFERENCE

AUDIT COMMITTEE AND REMUNERATION COMMITTEE

Audit Committee

In compliance with listings requirements, applicable United States (US) Securities and Exchange Commission (SEC) rules and South African legislation, all the members of the Audit Committee are independent non-executive directors. The members are Mr C Beggs (Chairman), Ms NNA Matyumza, Ms IN Mkhize, Mr MJN Njeke, Mr S Westwell and Ms GMB Kennealy. They are financially literate and most have extensive audit committee experience. Mr C Beggs has been designated as the Audit Committee financial expert in accordance with the SEC rules.

The Committee is required to meet at least three times a year.

Statutory duties and functions

The Committee is constituted as a statutory committee of Sasol Limited in line with the Companies Act and accountable in this regard to both the Board and Sasol’s shareholders. It is a committee of the Board in respect of all other duties the Board and US legislation assigns to it and has been delegated extensive powers to perform its functions in accordance with the Companies Act and US corporate governance requirements.

The Committee fulfilled all its statutory duties as required by section 94(7) of the Companies Act.

The Committee also acts as the audit committee for all South African companies within the Sasol group. The Board annually reviews and approves the Committee’s terms of reference in terms of which responsibilities of the Committee include assisting the Board in overseeing the:

•                            quality and integrity of the company’s integrated reporting, including its financial statements and public announcements in respect of the financial results;

•                            qualification and independence of the external auditors and the scope and effectiveness of the external audit function;

•                            effectiveness of the group’s internal controls and internal audit function; and

•                            compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements.

More specifically, the the Committee is responsible for, amongst others:

1.                   Overseeing integrated reporting, having regard to all factors and risks that may impact on the integrity of the integrated report, this includes reviewing the effectiveness of the Company’s disclosure controls and procedures and ensuring that appropriate assurance is provided.

2.                   Examining, reviewing and approving the integrated report and the annual report to be filed with the US SEC under Form 20-F and examine and review the annual financial statements of the Company, the interim reports and the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public.

3.                   Considering and making recommendations on the appointment and retention of the external auditor(s) and evaluate the independence and performance of the external auditor(s), and consider whether any non-audit services rendered by such auditors substantively impair their independence.

4.                   Discussing, reviewing and approving the auditor(s) engagement letter, the terms, nature and scope of the audit function and the audit fee and where more than one auditor is involved, the maintenance of a professional relationship and co-ordination between them.

5.                   Obtaining assurance from the external auditor(s) that adequate accounting records are being maintained and obtaining and reviewing with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the external auditor describing: the external auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, in respect of independent audits carried out by the external auditor, and any steps taken to deal with these issues;

6.                   Monitoring the effective functioning of the Group’s internal audit, ensuring that the roles and functions of the external audit and internal audit are sufficiently clarified and co-ordinated to provide an objective overview of the operational effectiveness of the Group’s systems of internal control and reporting and also ensuring that a combined assurance model is applied to provide a coordinated approach to all assurance activities.

7.                   Reviewing the expertise, resources and experience of the finance function annually. The review shall include a review of the expertise and experience of the financial director as may be required from time to time by any stock exchange on which the securities of the Company are listed.

The Committee is an integral part of the risk management process and also assist the Board in carrying out its information and technology responsibilities by ensuring the ethical and responsible use of technology and information and compliance with relevant laws and to ensure an appropriate control environment and management of material information and technology risks.

Remuneration Committee

Mr H G Dijkgraaf is the Chairman of the Remuneration Committee. He is supported by Dr MSV Gantsho, Ms IN Mkhize, Mr P J Robertson, Ms NNA Matymuza and Ms M E Nkeli who serves as members.

Responsibilities and functions

The Committee is the Remuneration Committee of Sasol Limited and all direct and indirect wholly-owned subsidiaries and all other subsidiaries and joint ventures of Sasol Limited (the Group) in respect of which Sasol Limited has the right, or power, to fulfill the functions as detailed in the Terms of Reference of the Committee. The Committee will, amongst others:

1.                   Assist the Board in exercising its function of ensuring that the Group remunerates its employees fairly, responsibly and transparently by, amongst others, implementing affordable, competitive and fair reward practices, so as to promote the achievement of strategic objectives and positive outcomes in the short-, medium- and long term.

2.                   Make recommendations to the Board in respect of the remuneration of the Executive Directors including the Joint Presidents and Chief Executive Officers and determine the remuneration of Executive Vice Presidents and approve any payments / increases made as well as consider recommendations on Non-Executive Directors’ fees and make recommendations to the Board for approval by shareholders.

3.                   Approve material human resources policies for the Sasol Group as well as the retention schemes.

4.                   Approve the principles for the mix between guaranteed and variable components of remuneration for all levels of employees and approve proposals for annual salary adjustments in the Group.

5.                   Review the list of participants in the Sasol retention scheme, review the standard conditions of service and benefits offered to employees and consider the status of in-house pension funds, provident funds, medical aid, and other similar schemes.

6.                   Approve proposals on short- and long-term incentive schemes (design principles, target setting and allocation principles) and approve the fair value of long-term incentive grants offered to participants of the company’s employee share scheme (excluding Executive Vice Presidents, Executive Directors and the Joint Presidents and Chief Executive Officers).

7.                   Approve the actual long-term incentive grants offered to Executive Vice Presidents and recommend to the Board, long-term incentive grants offered to Executive Directors and the Joint Presidents and Chief Executive Officers.

8.                   Determine and approve any criteria necessary to measure the performance of Executive Directors in discharging their functions and responsibilities and confirm that there is alignment between individual performance and rewards recommended to the Board.

9.                   Review and approve corporate goals and objectives relevant to the remuneration of the Joint Presidents and Chief Executive Officers, evaluate the performance of the Joint Presidents and Chief Executive Officers in light of those goals and objectives, and recommend the remuneration level of the Joint Presidents and Chief Executive Officers based on this evaluation.

10.            Ensure that there is alignment between individual performance and rewards and review and approve the terms and conditions of Executive Directors’ and Executive Vice Presidents’ service agreements.